Exhibit 23.1

Consent of Independent Registered Certified Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Jabil Circuit, Inc. and subsidiaries for the registration of debt securities, preferred stock, common stock, warrants and depositary shares and to the incorporation by reference therein of our reports dated October 21, 2014, with respect to the consolidated financial statements and schedule of Jabil Circuit, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of Jabil Circuit, Inc., included in its Annual Report (Form 10-K) for the year ended August 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tampa, Florida
October 21, 2014